UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 0)*

______________Global Future City Holding, Inc.______________

(Name of Issuer)

___________________Common Stock___________________

(Title of Class of Securities)

37954L 101

(CUSIP Number)

April 17, 2015

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[  ] Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover pages.

The information required on the reminder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 39985X104

1. Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only).

Future Continental Limited

2. Check the Appropriate box if a Member of a Group (See Instructions)

(a)

(b)	x

3. SEC Use Only

4. Citizenship or Place of Organization

Republic of Seychelles

5. Sole Voting Power

7,000,000

6. Shared Voting Power

0

7. Sole Dispositive Power

7,000,000

8. Shared Dispositive Power

0

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CUSIP No. 39985X104

9. Aggregate Amount Beneficially Owned by Each Reporting Person

7,000,000

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11. Percent of Class Represented by Amount in Row (9)

15.7%

12. Type of Reporting Person

CO

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ITEM 1.

This statement on Schedule 13G (“Statement”) relates to the common stock of Global Future City Holding, Inc., a Nevada corporation (the “Issuer”). The principal executive office of the Issuer is 26381 Crown Valley Parkway, Suite 230, Mission Viejo, CA 92691.

ITEM 2.

(a)	This Statement is being filed by Future Continental Limited (the “Reporting Person”);

(b)	The principal business address for the Reporting Person is P.O. Box 1239 Offshore Incorporations Centre Victoria Mahe, Republic of Seychelles;

(c)	The Reporting Person is organized under the laws of the Republic of Seychelles;

(d)	This Statement relates to Common Stock of the Issuer; and

(e)	The CUSIP Number is 37954L 101.

ITEM 3.

N/A.

ITEM 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item1.

(a) Amount beneficially owned: 7,000,000 shares of Common Stock

(b) Percent of class: 15.7%

(c) Number of shares as to which such person has:

i.	Sole power to vote or to direct the vote: 7,000,000
ii.	Shared power to vote or to direct the vote: 0
iii.	Sole power to dispose or to direct the disposition of: 7,000,000
iv.	Shared power to dispose or to direct the disposition of: 0

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ITEM 5. Ownership of Five Percent or Less of a Class

N/A.

ITEM 6.

N/A.

ITEM 7.

N/A.

ITEM 8.

N/A.

ITEM 9.

N/A.

ITEM 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 24, 2015

By: /s/ Jieru You

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